October 29, 2009

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Perry J. Hindin, Esq.
         Jan Woo, Esq.

Re:	Adaptec, Inc. (“Adaptec” or “the Company”)
Definitive Additional Materials
Filed October 8, 2009, October 9, 2009, October 13, 2009, and
October 16, 2009
File No. 000-15071

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 23, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement filed by Steel Partners on Schedule 14A on September 25, 2009.  Our responses are numbered to correspond to your comments.

1.
We note your response to comment 1 that a financial advisor “ultimately recommended that the Company pursue a separation transaction whereby the operations of Adaptec would be sold in an asset sale.”  However, we also note disclosure in the Company’s additional soliciting material filed on October 21, 2009 that the financial advisor “has not yet issued a formal recommendation” regarding the company’s course of action.  It also appears that the Company disputes your statement that Glass Lewis stated that the “Company’s poor financial results and underperformance warrant a change to the Adaptec Board and/or management team” as you disclosed in the press release filed on October 13, 2009.  Please provide us with supplemental material that provides support for these statements.

We acknowledge your comment.  On a supplemental basis, we note that the Company’s financial advisor did recommend that the Company pursue a separation transaction whereby the operations of Adaptec would be sold in an asset sale, despite the Company’s attempts to mislead stockholders into believing otherwise.  What the Company’s disclosure fails to make clear is that while the financial advisor recommended three potential transactions, each recommended transaction involved an asset sale.  It was left to the Board to determine which transaction structure was optimal for the Company.  We believe the Company has purposely confused the issue in an effort to mislead stockholders.

October 28, 2009

With respect to the Company’s contention that Glass Lewis did not state that the “Company’s poor financial results and underperformance warrant a change to the Adaptec Board and/or management team,” enclosed herewith please find a copy of the Glass Lewis & Co. report as support for Steel Partners’ statement.  Specifically we direct the Staff to the first sentence of the third paragraph on page 13, which states “Overall, we believe the Company’s ever-worsening financial results and underperformance relative to its peers in various areas warrant a change to the Company’s current board and/or management.”

2.
We note your response to comment 2 that you will clarify that the calculation of Adaptec’s total operating losses and research and development expenses are from the time Mr. Sundaresh joined Adaptec in May 25, 2005 and not when Mr. Sundaresh became CEO.  It appears that the following statements in your soliciting material may need to be revised.

•	“Since Mr. Sundaresh became CEO, the Company has spent over $200 million in R&D…”

•	Adaptec “has lost money from operations every year since Mr. Sundaresh became, CEO, with $270 million of total losses from operations.

Further, it still appears that your calculations of $270 million of total losses from operations and over $200 million in R&D expenses are inaccurate as they include amounts in fiscal year 2005 and much of the first quarter in 2006 which is prior to Mr. Sundaresh joining the company.  We note that Mr. Sundaresh joined the company in fiscal year 2006, and not in fiscal year 2005 as you state in your response letter dated October 7, 2009.

We acknowledge your comment.  On a supplemental basis we note that the calculations for total losses from operations and R&D expenses were based on publicly available information.  For convenience and clarification, these values are reproduced in the chart below:

Cumulative Loss	QE2	Year Ended				QE2
	7/3/2009	3/31/2009	3/31/2008	3/31/2007	3/31/2006	12/31/2005

Operating Losses3	($270.75)	($4.56)	($36.36)	($33.04)	($38.90)	($148.53)	($9.63)
R&D Spending	$202.14	$7.55	$26.9	$34.0	$49.5	$68.2	$15.99

1 From company financial statements
2 QE = Quarter Ended
3 Operating Losses Include Impairment of Intangibles & Goodwill write-offs

October 28, 2009

It is clear from the information above that the calculations for operating losses and R&D expenses were based only on losses and expenses from periods during which Mr. Sundaresh was President or CEO, subject to two minor clarifications.  First, due to the fact that Mr. Sundaresh was appointed as President in the beginning of the first quarter of the fiscal year ended March 31, 2006, Steel Partners was unable to determine the exact amount of losses and expenses that occurred following his appointment.  Second, the operating losses and R&D expenses from the fourth quarter for the fiscal year ended March 31, 2006 were inadvertently counted twice when determining total losses and expenses.  These discrepancies are minor, however, when compared to the total losses and R&D expenses experienced under Mr. Sundaresh’s leadership.  Accordingly, we believe that Steel Partners had a reasonable basis for using these calculations as support for its conclusion and subsequent statements that there has been a longstanding history of failure at Adaptec under Mr. Sundaresh’s leadership.

*     *     *     *     *

The Staff is invited to contact the undersigned with any questions it may have.

Very truly yours,

/s/ Andrew Freedman

Andrew Freedman

cc:           Warren Lichtenstein
Jack Howard
John Quick